    As filed with the Securities and Exchange Commission on August 12, 1999.

                                                    Registration No. 333-_____
================================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                                   CMGI, INC.
            (Exact name of registrant as specified in its charter)


             DELAWARE                                       04-2921333
   (State or other jurisdiction                          (I.R.S. Employer
 of incorporation or organization)                    Identification Number)


      100 BRICKSTONE SQUARE, ANDOVER, MASSACHUSETTS 01810; (978) 684-3600
             (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                             ---------------------

                              DAVID S. WETHERELL
         President, Chairman of the Board, and Chief Executive Officer
                                  CMGI, Inc.
                             100 Brickstone Square
                         Andover, Massachusetts 01810
                                (978) 684-3600
                     (Name, address, including zip code,
       and telephone number, including area code, of agent for service)

                            WILLIAM WILLIAMS II, ESQ.
                             MARC A. RUBENSTEIN, ESQ.
                               Palmer & Dodge LLP
                              One Beacon Street
                           Boston, Massachusetts 02108
                                (617) 573-0100

                             ---------------------

       Approximate date of commencement of proposed sale to the public:
  From time to time after the effective date of this Registration Statement.

                             ---------------------

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
                                                                Proposed maximum              Proposed
  Title of each class of securities      Amount to be          offering price per         maximum aggregate            Amount of
          to be registered                registered                share(1)               offering price (1)       registration fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value           360,532 shares               $73.25                  $26,408,969                 $7,342
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices for the common stock reported on the Nasdaq National Market on August 9, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED AUGUST 12, 1999

                             100 Brickstone Square
                         Andover, Massachusetts 01810
                                (978) 684-3600

                                  CMGI, INC.

                                360,532 SHARES
                                 COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "CMGI." On August 9, 1999, the last reported per share sale price of our common stock was $73.25.

   We issued and sold the 360,532 shares of our common stock described in this prospectus to the selling stockholders in connection with the purchase of a majority of the common stock of Internet Profiles Corporation from the selling stockholders by us and Engage Technologies, Inc., a majority owned subsidiary of ours, on April 7, 1999. Under the terms of an agreement entered into in connection with the purchase, the selling stockholders may sell 180,266 shares after October 4, 1999, and 95,456 shares after April 2, 2000. The remaining 84,810 of the shares that we issued and sold are in escrow and cannot be sold by the selling stockholders until they are released from escrow. Subject to claims made against the selling stockholders under the escrow agreement, up to 42,405 of the shares held in escrow may be released from escrow on April 7, 2000 and up to another 42,405 shares may be released on April 7, 2001.

   These shares of common stock will be offered by the selling stockholders named in this prospectus, who will receive all of the proceeds from any sales. The selling stockholders may sell the shares of common stock at various times, subject to the restrictions discussed above, and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. Shares may be sold at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. More detailed information concerning the distribution of the shares is contained in the section of this prospectus entitled "Plan of Distribution" which begins on page 17.

   The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses. We are paying expenses relating to the registration of the shares with the Securities and Exchange Commission.

   BUYING SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF OUR COMMON STOCK.

                         ----------------------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ----------------------------

   THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALES IS NOT PERMITTED.

                         ----------------------------

              THE DATE OF THIS PROSPECTUS IS __________ __, 1999.

                                 RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the following factors, the information contained in this prospectus and the other information to which we have referred you.

It is especially important to keep these risk factors in mind when you read forward-looking statements. These are statements that relate to future periods and include statements about our:

     .  expected operating results
     .  market opportunities
     .  acquisition opportunities
     .  ability to compete, and
     .  stock price.

Generally, the words "anticipates," "believes," "expects," "intends," and similar expressions identify such forward-looking statements. Forward-looking statements involve risks and uncertainties, and our actual results could differ materially from the results discussed in the forward-looking statements because of these and other factors.

Forward-looking statements are current only as of the date of this prospectus. We do not have any obligation to inform you if forward-looking statements, or the circumstances they are based on, change.

WE MAY NOT HAVE OPERATING INCOME OR NET INCOME IN THE FUTURE

Recently we have had significant operating losses. We may never have operating income in the future. During the year ended July 31, 1998 we had an operating loss of approximately $70 million. During the year ended July 31, 1997 we had an operating loss of approximately $41 million. Similarly, during the nine months ended April 30, 1999, we had operating losses of approximately $75 million.

For the year ended July 31, 1997 we had a net loss of approximately $22 million. The net income for the year ended July 31, 1998 was approximately $32 million. We may not have net income in the future. If we continue to have net losses, we may not have enough money to grow our business in the future.

WE MAY HAVE PROBLEMS RAISING MONEY WE NEED IN THE FUTURE

In recent years, our operating losses have been partially covered by profits we have made by selling some of our stock in other companies in which we invested in the past. This source of money may not be sufficient for us in the future. In the future we may need to obtain money from other sources outside of our company. If we find that we need money from outside sources there is no guarantee that any of the outside sources will provide us with the needed money. In addition, even if we are able to find outside sources which will provide us with the money we need, in order to raise this money we may be required to issue securities with better rights than the rights of our common stock or we may be required to take other actions which lessen the value of our common stock, including borrowing money on terms that are not favorable to us.

CURRENTLY OUR SUCCESS DEPENDS IN LARGE PART ON A SINGLE CUSTOMER AND LOSS OF THAT CUSTOMER COULD SIGNIFICANTLY DAMAGE OUR BUSINESS

During the year ended July 31, 1998, a very large portion of our revenues came from a small group of our customers. During the year ended July 31, 1998, sales to our largest customer, Cisco Systems, Inc., accounted for 47% of our total revenues and 61% of our revenues from our fulfillment services business. Although we are always trying to sell to more customers, we think that for the foreseeable future a large portion of our operating revenues will continue to come from sales to a small number of customers. We do not have any agreements with Cisco which obligate Cisco to buy a minimum amount of products from us or to buy any particular products or services only from us instead of from our competitors. We would lose significant amounts of revenue if Cisco or any of our other major customers were to:

     .  order less from us,
     .  change to another supplier,
     . experience financial or other difficulties, or . delay paying or fail to pay amounts they owe us.

OUR FUTURE SUCCESS DEPENDS GREATLY ON MORE PEOPLE AND BUSINESSES USING THE INTERNET IN THE FUTURE

Our future success depends greatly on more people and businesses using the Internet for advertising, marketing, providing services, and conducting business in the future. Right now, commercial use of the Internet is at an early stage of development. It is unclear how popular various uses of the Internet will be in the future. People are unsure how effective advertising on the Internet is in generating business when compared to more traditional types of advertising such as print, television, and radio. A further uncertainty is whether the physical networks and other products and services necessary to support increases in the number of users of the Internet will be available in the future. Because a significant portion of our business is dependent on the success of our Internet operating company subsidiaries, if commercial use of the Internet does not grow in the future for any reason our business will suffer. Furthermore, even if use of the Internet grows, people and businesses using the Internet may not be interested in our products and services.

WE MAY INCUR SIGNIFICANT COSTS TO AVOID INVESTMENT COMPANY STATUS AND WE MAY SUFFER ADVERSE CONSEQUENCES IF WE ARE DEEMED AN INVESTMENT COMPANY

Certain strategic equity positions taken by us and our CMG@Ventures subsidiaries, CMG@Ventures I, LLC, CMG@Ventures II, LLC, and CMG@Ventures III, LLC, in other businesses may be considered "investment securities" under the Investment Company Act of 1940. Generally, any company that owns investment securities with a value exceeding 40% of its total assets (excluding cash items and government securities) is an "investment company" subject to registration under, and compliance with, the 1940 Act unless a particular exemption or safe harbor applies. As a result of dramatic and broad-based appreciation in the market values of Internet-related businesses, the value of investment securities held by us may have exceeded the threshold under the 40% test on October 31, 1998 and at times since that date. Rule 3a-2 under the 1940 Act, however, provides that notwithstanding a company's ownership of investment securities with a value in excess of 40% of its total assets, such a company will not be deemed an investment company for a one-year period, provided that such company has a bona fide intent to be primarily engaged in a business other than that of investing or trading in securities and such intent is evidenced by (i) the company's business activities and (ii) a resolution of its Board of Directors.

Our Board of Directors has adopted such a resolution stating that we are, and intend to continue to be, primarily engaged in providing fulfillment services and operating the businesses conducted by our majority and wholly-owned subsidiaries that are developing a broad array of Internet technologies and services. Our Board further directed us to reduce the percentage of our total assets comprised of investment securities to below the 40% threshold before the expiration of the one-year period under Rule 3a-2 on October 31, 1999. We may accomplish this by selling investment securities or increasing our other assets. As a result, we may be obligated to dispose of assets sooner than we otherwise would at prices which could be lower than they otherwise might be. As a result, anticipated synergies between our core businesses and disposed assets may never arise. We will also incur tax liabilities in connection with any asset dispositions. In addition, we may be forced to forego an opportunity to purchase an investment security that would be important to our core operating strategy. Accordingly, the investment security dispositions and asset purchases may harm our business and results of operations.

Upon completion of our purchase of the AltaVista division of Digital Equipment Corporation pursuant to the agreement we entered into on June 29, 1999 with Compaq Computer Corporation and Digital Equipment Corporation, we expect to fall under the 40% threshold. However, the purchase of AltaVista may never be consummated or may be consummated after October 31, 1999, resulting in our potentially being over the 40% threshold at the expiration of the one-year period under Rule 3a-2 on October 31, 1999. Even if the purchase of Alta Vista is consummated before October 31, 1999, changes in the value of our total assets and/or changes in the values of investment securities could result in our exceeding the 40% threshold despite the purchase of Alta Vista. Regardless of the 40% test, we could also be deemed an investment company if we were judged to be or to hold ourselves out as being primarily engaged in the business of investing, reinvesting, or trading in securities.

If we fail to comply with the requirements of Rule 3a-2 or are for any other reason deemed an investment company, we would be in violation of the 1940 Act and we would be prohibited from engaging in business or selling our securities and could be subject to civil and criminal actions for doing so. In addition, our contracts would be voidable and a court could appoint a receiver to take control of us and liquidate our business. Therefore, our failure to comply with Rule 3a-2 and our classification as an investment company for this or any other reason would harm our business and results of operations.

WE DEPEND ON CERTAIN IMPORTANT EMPLOYEES AND IF ANY OF THOSE EMPLOYEES LEFT OUR BUSINESS WOULD SUFFER

Our performance is substantially dependent on the performance of our executive officers and other key employees, particularly David S. Wetherell, our Chairman, President, and Chief Executive Officer, and Andrew J. Hajducky III, our Chief Financial Officer and Treasurer. The familiarity of these individuals with the Internet industry makes them especially valuable to our success. In addition, our future success is dependent on our ability to attract, train, retain, and motivate high quality personnel, especially our management team. The loss of the services of any of our executive officers or key employees would harm our business. Our future success also depends on our continuing ability to attract, train, retain, and motivate other highly qualified technical and managerial personnel. Competition for such personnel is intense, and we may not be able to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future.

GROWING CONCERNS ABOUT THE USE OF "COOKIES" AND DATA COLLECTION MAY LIMIT OUR ABILITY TO DEVELOP USER PROFILES

Web sites typically place small files of information commonly known as "cookies" on a user's hard drive, generally without the user's knowledge or consent. Cookie information is passed to the Web site through the Internet user's browser software. Our technology currently uses cookies to collect information about an Internet user's movement through the Internet. Most currently available Internet browsers allow users to modify their browser settings to prevent cookies from being stored on their hard drive, and a small minority of users are currently choosing to do so. Users can also delete cookies from their hard drive at any time.

Some Internet commentators and privacy advocates have suggested limiting or eliminating the use of cookies. The effectiveness of our technology could be limited by any reduction or limitation in the use of cookies.

If the use or effectiveness of cookies is limited, we would likely have to switch to other technology that allows us to gather demographic and behavioral information. While such technology currently exists, it is substantially less effective than cookies. Replacement of cookies could require significant reengineering time and resources, might not be completed in time to avoid negative consequences to our business, financial condition or results of operations, and might not be commercially feasible.

In addition, privacy concerns may cause some Web users to be less likely to subscribe to certain of our services. If enough Web users choose not to use such services, our ability to sell certain of our services would be adversely affected. This would, in turn, have a material adverse effect on our business, financial condition of results of operations.

WE MAY BE NEGATIVELY AFFECTED BY FUTURE GOVERNMENT REGULATION AFFECTING THE INTERNET

With the exception of regulations applicable to businesses generally, we are not currently subject to direct regulation by any government agency. Due to increasing popularity and use of the Internet, however, it is possible that a number of laws may be adopted with respect to the Internet in the future, covering issues such as:

     .  user privacy,
     . pricing of goods and services offered, and . types of products and services offered.

An example of the kind of laws which may be adopted to cover use of the Internet is the Telecommunications Act of 1996. The Telecommunications Act prohibited the transmission over the Internet of certain types of information. Although the Telecommunications Act was held unconstitutional, similar laws may be enacted in the future. Other nations, including Germany, have taken similar actions to restrict the free flow of information deemed to be objectionable on the Internet. In addition, certain telecommunications carriers continue to advocate that telecommunications over the Internet should be regulated by the Federal Communications Commission in the same manner as other telecommunications services. These telecommunications carriers want to see the government eliminate the current exemption from payment of telecommunications access charges for Internet service providers.

If the government adopts any additional laws or regulations covering use of the Internet, such actions could decrease the growth of the Internet. Any such reduction in the growth of the Internet may reduce demand for our goods and services and raise the cost to us of producing our goods and services.
Finally, our sales of goods and services may be reduced and the costs to us of producing these goods and services may be increased if existing U.S. state and federal laws and foreign laws governing issues such as commerce, taxation, property ownership, defamation, and personal privacy are increasingly applied to the Internet.

RAPID CHANGE IN TECHNOLOGY AND DISTRIBUTION CHANNELS RELATED TO THE INTERNET MAY LEAVE US BEHIND IF WE ARE UNABLE TO ADAPT

The markets for our Internet products and services are characterized by:

     .  rapidly changing technology,
     .  evolving industry standards,
     . frequent new product and service introductions, . shifting distribution channels, and
     .  changing customer demands.

Our future success will depend on our ability to adapt to this rapidly evolving marketplace. We may not be able to adequately adapt our products and services or to acquire new products and services that can compete successfully. We may not be able to establish and maintain effective distribution channels for our products and services. If we are unable to offer competitive products and services and maintain effective distribution channels, we will sell fewer products and services and lose revenue. In addition, in order for us to respond to the rapid technological changes occurring in Internet products and services, we may have to spend substantial amounts of money, and there is no guarantee that such expenditures will yield a positive investment return.

WE ARE SUBJECT TO INTENSE COMPETITION

The market for Internet products and services is already highly competitive. Exacerbating this situation is the fact that the market for Internet products and services lacks significant barriers to entry, making it relatively easy for new businesses to enter this market. Competition in the market for Internet products and services may intensify in the future. Numerous well-established companies and smaller entrepreneurial companies are focusing significant resources on developing and marketing products and services that will compete with our products and services. In addition, many of our current and potential competitors have greater financial, technical, operational, and marketing resources than us. We may not be able to compete successfully against these competitors in selling our goods and services. Competitive pressures may also force prices for Internet goods and services down and such price reductions likely would reduce our revenues.

OUR STRATEGY OF EXPANDING OUR BUSINESS THROUGH ACQUISITIONS OF OTHER BUSINESSES AND TECHNOLOGIES PRESENTS SPECIAL RISKS TO US

We intend to continue to expand through the acquisition of businesses, technologies, products, and services from other businesses. Acquisitions involve a number of special problems, including:

     . difficulty integrating acquired technologies, operations, and personnel with the existing business,
     . diversion of management attention in connection with both negotiating the acquisitions and integrating the assets,
     . strain on managerial and operational resources as management tries to oversee larger operations,
     . exposure to unforeseen liabilities of acquired companies, . potential issuance of securities in connection with the acquisition which securities lessen the rights of currently outstanding securities, . incurrence of additional debt,
     . the write-off of in-process research and development of software acquisition and development costs, and
     .  the amortization of goodwill and other intangible assets.

We may not be able to successfully address these problems. Our future operating results will depend to a significant degree on our ability to successfully manage growth and integrate acquisitions. Furthermore, many of our investments are in early-stage companies, with limited operating histories and limited or no revenues. We may not be able to successfully develop these young companies.

OUR STRATEGY OF SELLING ASSETS OF, OR INVESTMENTS IN, OUR ACQUIRED AND DEVELOPED COMPANIES PRESENTS CERTAIN RISKS

A significant element of our business plan involves selling, in public or private offerings, certain companies or portions of the companies we have acquired and developed. Market and other conditions largely beyond our control affect:

     .  our ability to engage in such sales,
     .  the timing of such sales, and
     .  the amount of proceeds from such sales.

As a result, we may not be able to sell certain companies or portions of the companies we have acquired and developed in the future or, if we are able to sell, we may not be able to sell at favorable prices. If we are unable to sell certain portfolio companies or portions of our portfolio companies at favorable prices our future operating results and business would be harmed.

THE VALUE OF OUR BUSINESS MAY FLUCTUATE DUE TO THE FLUCTUATING VALUE OF CERTAIN STOCK ASSETS WE HOLD

A portion of our assets includes the equity securities of both publicly traded and non-publicly traded companies. Such assets include a large number of shares of common stock of Engage Technologies, Inc., Lycos, Inc., Yahoo!, Hollywood Entertainment Corporation, Chemdex Corporation and Silknet Software, Inc., which are publicly traded companies. Fluctuations in the market price and valuations of the securities we hold in these and other companies are dependent on market and other conditions that are beyond our control. Fluctuations in the market price and valuations of the securities we hold in other companies may result in fluctuations of the market price of our stock.

MANAGING OUR GROWTH PLACES STRAINS ON US

Our growth has placed, and is expected to continue to place, a significant strain on our managerial, operational, and financial resources. Further, as the number of our users, advertisers and other business partners grows, we will be required to manage multiple relationships with various customers, strategic partners and other third parties. These requirements will be expanded in the event of our further growth or in the event of further increases in the number of our strategic and sponsorship relationships. Our business systems, procedures, and controls may not be adequate to support our operations in the future. If our growth continues, our management may not be able to achieve the rapid execution necessary to successfully offer our products and services and implement our business plan. Our future revenues and operating results will also depend on our ability to expand our sales and marketing organization and expand our support organization commensurate with the growth of our business and the Internet.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO DEVELOP AND MAINTAIN POSITIVE BRAND NAME AWARENESS

We believe that establishing and maintaining our brand names is a crucial aspect of our effort to continue to expand our Internet business and attract new customers. We think the importance of brand name recognition will increase in the future due to the growing number of Internet companies which will need to differentiate themselves. Promotion and enhancement of our brand names will depend largely on our ability to provide consistently high-quality products and services and, if we are unable to provide high-quality products and services, the value of our brand name will suffer. If consumers do not perceive our existing products and services to be of high quality, or if we introduce new products and services or enter into new business ventures that are not favorably received by consumers, the value of the our brand names could be diminished and our business may be hurt.

WE DEPEND ON RELATIONSHIPS WITH THIRD PARTIES FOR OUR SUCCESS

We are currently, and expect to be in the future, dependent on our relationships with a number of third parties. These relationships include arrangements relating to the creation of traffic on Internet web sites which are affiliated with us and the resulting generation of advertising and commerce-related revenue. If these affiliated web sites terminate or fail to renew their relationships with us on reasonable terms it could harm our business.

WE ARE ALSO DEPENDENT ON RELATIONSHIPS WITH ADVERTISERS, SPONSORS AND PARTNERS. MOST OF THESE ARRANGEMENTS:

     . do not require minimum commitments to use our services, . are often not exclusive, and . are often short-term or may be terminated at the convenience of the other party.

There is a risk that these third parties may:

     . not regard their relationship with us as important to their own respective businesses and operations,
     . reassess their commitment to us in the future, or . develop their own competitive services or products.

There is no assurance that the services and products of the third parties with which we deal will achieve market acceptance or commercial success. As a result there is no guarantee that our existing relationships with these parties will result in sustained or successful business partnerships or significant revenues for us.

OUR QUARTERLY RESULTS MAY FLUCTUATE WIDELY

Our operating results have fluctuated widely on a quarterly basis during the last several years, and we expect to experience significant fluctuations in future quarterly operating results. Many factors, some of which are beyond our control, have contributed to these quarterly fluctuations in the past and may do so in the future including:

     . demand for our products and services, . incurrence of costs associated with our acquisitions, sales of assets and investments,
     .  timing of sales of assets,
     . market acceptance of new products and services, . specific economic conditions in the Internet and direct marketing industries, and
     .  general economic conditions.

The emerging nature of commercial use of the Internet makes predictions concerning our future revenues difficult. We believe that period-to-period comparisons of our results of operations will not necessarily be meaningful and should not be relied upon as indicative of our future performance. It is also possible that in some future quarters our operating results will be below the expectations of securities analysts and investors. In such circumstances, the price of our stock may decline.

THE PRICE OF OUR STOCK HAS BEEN VOLATILE

The market price of our stock has been, and is likely to continue to be, volatile, experiencing wide fluctuations. Such fluctuations may be triggered by:

     . differences between our actual or forecasted operating results and the expectations of securities analysts and investors, announcements regarding our products, services, or technologies,
     . announcements regarding the products, services or technologies of our competitors,
     . developments relating to our patents or proprietary rights, . specific conditions in the Internet industry or the market for the stock of Internet related companies,
     .  general market conditions, and
     .  other factors.

In recent years the stock market has experienced significant price and volume fluctuations which have particularly impacted the market prices of equity securities of many companies providing Internet-related products and services. Some of these fluctuations appear unrelated or disproportionate to the operating performance of such companies. Future market movements may adversely affect the market price of our stock.

WE FACE SECURITY RISKS

The secure transmission of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications on the Internet. Many factors may cause compromises or breaches of the security systems used by us or other Internet sites to protect proprietary information, including:

     . advances in computer and software functionality, or . new discoveries in the field of cryptography.

A compromise of security on the Internet would have a negative effect on the use of the Internet for commerce and communications. This in turn would have a negative effect on our business. A party who is able to circumvent our security measures could misappropriate our proprietary information or cause interruptions in our operations. Protecting against the threat of such security breaches or alleviating problems caused by such breaches may require us to expend significant capital and other resources. When our activities and the activities of our customers and sponsors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches may expose us to a risk of loss or litigation and possible liability. There is no guarantee that our security measures will prevent security breaches.

OUR OWNERSHIP IS CONCENTRATED

David S. Wetherell, our Chairman, President, and Chief Executive Officer, beneficially owned approximately 17.9% of our outstanding common stock as of June 30, 1999. As a result, Mr. Wetherell possesses significant influence over us on matters including the election of our directors. The concentration of our share ownership may:

     . delay or prevent a change in our control, . impede a merger, consolidation, takeover, or other business combination involving us, or
     . discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

OUR BUSINESS WILL SUFFER IF ANY OF OUR PRODUCTS OR SYSTEMS, OR THE PRODUCTS OR SYSTEMS OF THIRD PARTIES ON WHOM WE RELY, FAIL TO BE YEAR 2000 COMPLIANT

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies will need to update or replace their software and computer systems in order to comply with such "Year 2000" requirements. We are in the process of evaluating the Year 2000 compliance of our products and services. We are also evaluating the Year 2000 compliance of third party equipment and software that we use in both information technology and non-information technology applications in our business. Examples of non-information technology systems include our building security and voice mail systems.

Our Year 2000 project plan is coordinated by a committee that reports to senior management, as well as to our Board of Directors on a periodic basis. Our Year 2000 readiness efforts consist of the following four phases:

(1) Identification of all software products, information technology systems and non-information technology systems we offer or use. We have substantially completed this phase for our existing systems.

(2) Testing and assessment of these products and systems to determine repair or replacement requirements for each. We have substantially completed this phase for our existing systems.

(3) Repair or replacement of products and systems where required to achieve Year 2000 compliance. We expect to substantially complete this phase by September 1999 for our existing business-critical systems.

(4) Creation of contingency plans in the event of Year 2000 failures. We have substantially completed our Year 2000 contingency plan. The plan will continue to be updated to reflect changes in business procedures and processes.

Companies that we have acquired after May 1, 1999 are in varying stages of completion of the four phases described above. We currently expect to substantially complete all phases of the Year 2000 readiness efforts for the existing business-critical systems of these companies by October 31, 1999. Through July 31, 1999, we have incurred expenditures of approximately $3 million in connection with Year 2000 readiness efforts. Current cost estimates to complete our Year 2000 readiness efforts are in the range of an additional $1.5 million to $2.0 million. There is no assurance that our Year 2000 costs will not exceed these estimated amounts.

Our subsidiary, NaviSite, is a hosting and application management services provider that relies on its network infrastructure to provide its services. We rely on NaviSite for network connectivity and hosting of servers for many of our majority-owned subsidiaries. NaviSite faces risks from customer-provided hardware and software that is hosted in its data centers that in many cases have been customized by outside service providers or customer personnel. While NaviSite informs its customers that they are responsible for the Year 2000 compliance of their hosted hardware and software, we can not assure you that NaviSite's customers will take the steps necessary to achieve Year 2000 compliance. Remote users, including customers, also connect to NaviSite's networks. These remote users' networks may be impacted by Year 2000 complications, which could affect NaviSite's internal structure and ability to provide service to its customers, including our subsidiaries. These potential Year 2000 complications could disrupt operations and have a material adverse impact on our financial condition and operating results.

Our business model includes expansion through the acquisition of businesses, technologies, products, and services from other businesses. As we continue to expand in this manner throughout calendar 1999, the scope and cost estimates of our Year 2000 efforts may increase substantially.

Our failure to resolve Year 2000 issues with respect to our products and services could damage our business and revenues and result in liability on our part for such failure. Our business and its prospects may be permanently affected by either the liability we incur to third parties or the negative impact on our business reputation. We also rely upon various vendors, utility companies, telecommunications service companies, delivery service companies and other service providers who are outside of our control. There is no assurance that such companies will not suffer a Year 2000 business disruption, which could harm our business and financial condition. Furthermore, if third-party equipment or software we use in our business fails to operate properly with regard to the Year 2000 we may need to incur significant unanticipated expenses to remedy any such problems.

WE RELY ON NAVISITE FOR NETWORK CONNECTIVITY

We, and many of our wholly-owned subsidiaries, rely on NaviSite for network connectivity and hosting of servers. If NaviSite were unable to perform such services our internal business operations may be interrupted and the ability of our wholly-owned subsidiaries to provide services to customers could also be interrupted. Such interruptions could have an adverse impact on our and our subsidiaries' business and revenues.

OUR SUCCESS DEPENDS ON THE INTERNET'S INFRASTRUCTURE

The success of commercial use of the Internet depends in large part upon the development and maintenance of the Internet's infrastructure, including the development of complementary products such as high speed modems. The number of users of the Internet and the amount of traffic on the Internet has grown significantly, and it is expected they will continue to grow. To the extent the numbers of users of the Internet and the amount of traffic on the Internet continue to increase there will be greater demands placed on the Internet's infrastructure. The Internet infrastructure may not be able to support the demands placed on it by this continued growth without the performance or reliability of the Internet being decreased. Any outages or delays in services using the Internet could lower the level of Internet usage. In addition, the infrastructure and complementary products and services necessary to make the Internet a viable commercial marketplace may not develop. If usage of the Internet is curtailed due to infrastructure constraints or lack of complementary products, we expect an adverse impact on our business and revenues. Even if such infrastructure and complementary products and services do develop, there is no guarantee that the Internet will become a viable commercial marketplace for products and services such as those we offer.

THE SUCCESS OF OUR GLOBAL OPERATIONS IS SUBJECT TO SPECIAL RISKS AND COSTS

We have begun, and intend to continue, to expand our operations outside of the United States. This foreign expansion will require significant management attention and financial resources. Our ability to expand offerings of our products and services internationally will be limited by the general acceptance of the Internet and intranets in other countries. In addition, we have only limited experience in such international activities. Accordingly, we expect to commit substantial time and development resources to customizing our products and services for selected international markets and to developing international sales and support channels. These efforts may not be successful.

International operations are subject to a number of risks and costs including:

     . customizing products and services for international markets, . multiple and conflicting regulations regarding communications, use of data, and control of Internet access,
     .  longer payment cycles,
     . unexpected changes in regulatory requirements, import and export restrictions, and tariffs,
     . greater difficulty or delay in accounts receivable collection, . potentially adverse tax consequences,
     .  the burden of complying with a variety of laws outside the United
        States,
     . the impact of possible recessionary environments in economies outside the United States,
     . the difficulty of enforcing intellectual property rights, and . political and economic instability.

As a further risk of operating internationally, we expect that our export sales will be denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to other currencies could make our products and services more expensive and, therefore, potentially less competitive in international markets. As we increase our international sales, our total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

OUR SUCCESS DEPENDS ON OUR PROPRIETARY RIGHTS AND OUR ABILITY TO PROTECT THEM

Our success depends in part on our proprietary technology and our ability to protect such technology under applicable patent, trademark, copyright and trade secret laws. We seek to protect the intellectual property rights underlying our products and services by filing applications and registrations, as appropriate, and through our agreements with our employees, suppliers, customers and partners. However, the measures we have adopted to protect our proprietary technology may not prevent infringement or misappropriation of our technology.
A further risk is introduced by the fact that many legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in the context of the Internet industry currently are not resolved.

We license certain components of our products and services from third parties. Our failure to maintain such licenses, or to find replacement components in a timely and cost effective manner, may damage our business and results of operations. From time to time we have been, and we expect to continue to be, subject to claims in the ordinary course of our business, including claims of our alleged infringement of the intellectual property rights of third parties. Any such claims could damage our business and results of operations by:

     . subjecting us to significant liability for damages, . resulting in invalidation of our proprietary rights, . being time-consuming and expensive to defend even if such claims are not meritorious, and
     .  resulting in the diversion of management time and attention.

WE MAY HAVE LIABILITY FOR INFORMATION RETRIEVED FROM THE INTERNET

Because materials may be downloaded from the Internet and subsequently distributed to others, there is a potential that claims may be made against us for defamation, negligence, copyright or trademark infringement, personal injury, or other theories based on the nature, content, publication and distribution of such materials.

CERTAIN ANTI-TAKEOVER PROVISIONS IN OUR CHARTER AND BYLAWS MAY DISCOURAGE TRANSACTIONS WHICH OFFER A PREMIUM TO OUR STOCKHOLDERS

Certain provisions of our Certificate of Incorporation and our By-laws may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control of us in circumstances that could give our stockholders the opportunity to realize a premium over the then prevailing market price of their stock. Such provisions may also adversely affect the market price for our stock. In addition, the classification of our Board of Directors into three classes may have the effect of delaying a change in our control.


                                  THE COMPANY

We develop and operate Internet and direct marketing companies and take strategic equity positions in related businesses focused on the Internet.
A more complete description of our business and our recent activities can be found in the documents described in "WHERE YOU CAN FIND MORE INFORMATION." All common share amounts referred to in this prospectus have been adjusted to reflect a two-for-one split of our common stock paid in the form of a 100% stock dividend on May 27, 1999.

                              RECENT DEVELOPMENTS

  On July 20, 1999, Engage Technologies, Inc., a majority owned subsidiary of ours, offered 6,000,000 shares of its common stock in an underwritten initial public offering, of which 600,000 shares were reserved for sale to our stockholders. Prior to the closing of the Engage offering, we owned approximately 94% of the outstanding common stock of Engage. We currently own approximately 79% of the outstanding common stock of Engage and continue to control Engage. We expect to record a gain on the issuance of stock by Engage in its initial public offering during our fiscal year ended July 31, 1999, representing the increase in the book value of our net equity in Engage as a result of the initial public offering.

  On July 22, 1999, NaviSite, Inc., a majority owned subsidiary of ours, filed a registration statement with the United States Securities and Exchange Commission proposing to offer shares of its common stock valued at $70,000,000 in an underwritten initial public offering. Currently we own indirectly through a majority-owned subsidiary of ours, securities convertible into approximately 89% of the outstanding common stock of NaviSite, assuming the conversion into common stock of all of the outstanding shares of convertible preferred stock of Navisite. We will own a majority of the outstanding common stock of NaviSite upon completion of the Navisite offering.

  On July 27, 1999, Chemdex Corporation completed its initial public offering at a price of $15 per share. Our subsidiary, CMG@Ventures II LLC currently holds approximately 2.7 million shares of Chemdex Corporation common stock, which it acquired at an average cost of $1.80 per share. Subsequent to this offering our investment in Chemdex Corporation, which had previously been carried at cost, will be reflected as "available-for-sale securities" carried at fair market value in our consolidated balance sheet.

                                USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

                            THE SELLING STOCKHOLDERS

The selling stockholders are former holders of equity securities of Internet Profiles Corporation. The shares offered hereby were issued to the selling stockholders in connection with the purchase of a majority of the common stock of Internet Profiles Corporation from the selling stockholders by us and Engage Technologies, Inc., one of our majority owned subsidiaries, on April 7, 1999. The following table sets forth the name and number of shares of our common stock beneficially owned by each of the selling shareholders, of which an aggregate of 360,532 shares may be offered pursuant to this prospectus. The table has been prepared on the basis of the information furnished to us by or on behalf of the selling stockholders. As of August 9, 1999, there were approximately
95.6 million shares of our common stock outstanding.

                                                          NUMBER OF                             NUMBER OF
                                                           SHARES           NUMBER OF            SHARES
                                                        BENEFICIALLY      SHARES BEING        BENEFICIALLY
                                                        OWNED BEFORE   OFFERED UNDER THIS   OWNED AFTER THE
SELLING STOCKHOLDERS (1)                                THE OFFERING     PROSPECTUS (1)     OFFERING (2) (3)
------------------------------------------------------------------------------------------------------------
Anderson Living Trust                                           2,184               2,184                  0
Anvest, L.P.                                                    3,416               3,416                  0
Ariel Poler (8)                                                 6,674               6,674                  0
Barbara Gore                                                      412                 412                  0
Benjamin E. Godley                                                 36                  36                  0
Bradley Rode (9)                                               17,942              17,942                  0
Charles Askanas                                                   306                 306                  0
Comdisco, Inc.                                                  2,478               2,478                  0
David Carlick (11)                                                826                 826                  0
David Golob                                                       126                 126                  0
David L. Anderson                                                 542                 542                  0
David Tillinghast                                                 474                 474                  0
Dylan Poler                                                        16                  16                  0
Eriberto R. Scocimara GST U/A 12-21-92                            414                 414                  0
Foundation Capital Entrepreneurs Fund, L.L.C. (12)              9,390               9,390                  0
Foundation Capital, L.P. (12)                                  84,516              84,516                  0
Frida Alter                                                       454                 454                  0

                                                          NUMBER OF                             NUMBER OF
                                                           SHARES           NUMBER OF            SHARES
                                                        BENEFICIALLY      SHARES BEING        BENEFICIALLY
                                                        OWNED BEFORE   OFFERED UNDER THIS   OWNED AFTER THE
SELLING STOCKHOLDERS (1)                                THE OFFERING     PROSPECTUS (1)     OFFERING (2) (3)
------------------------------------------------------------------------------------------------------------
G. Leonard Baker, Jr.                                           3,652               3,652                  0
Gannett International Communications, Inc.                      8,904               8,904                  0
Genstar Investment Corporation                                  1,334               1,334                  0
Gregory L. Waldorf                                                164                 164                  0
Hewlett-Packard Company                                         1,744               1,744                  0
Homer Luther, Jr.                                               7,536                 120              7,416
Information Associates, C.V. (12)                               1,996               1,996                  0
Information Associates, L.P. (12)                              72,610              72,610                  0
Intel Corporation                                               5,572               5,572                  0
Interpublic Group of Companies (12)                            13,778              13,778                  0
ITOCHU Corporation                                              2,228               2,228                  0
ITOCHU Technology, Inc.                                           556                 556                  0
James C. Gaither                                                  156                 156                  0
James L. Brock                                                     42                  42                  0
John E. Maxfield                                                   70                  70                  0
John Garner                                                        20                  20                  0
John Kremer                                                       100                 100                  0
John R. Mackall                                                   120                 120                  0
John Steinhart                                                     34                  34                  0
Jon Bode (6)                                                      126                 126                  0
Katharine N. Wang                                                   8                   8                  0
Kevin Doerr                                                        64                  64                  0
Kevin Poler                                                        16                  16                  0
Leonard J. Washington II                                           36                  36                  0
Marc Kenig                                                         42                  42                  0
Mark Ashida (10)                                                1,630               1,630                  0
Maximillian Pollak                                                 26                  26                  0
Michael L. Connell                                                  8                   8                  0
Nielsen Media Research, Inc.                                   17,468              17,468                  0
Noel Poler                                                         34                  34                  0
Olivia V. Dillan                                                  102                 102                  0
Patrizia Owen (5)                                               1,932               1,882                 50
Paul M. and Marsha R. Wythes, Trustees of the Wythes              960                 960
 Living Trust dated 7/21/87
Paul M. Norwood                                                    20                  20                  0
R. Alan Chase                                                   1,486               1,486                  0
Robert Spoer                                                      170                 170                  0
Robert T. & Sherry Y. Artemenko                                   120                 120                  0
Ronald Perkins                                                    512                 512                  0
Saunders Holdings, L.P.                                         2,488               2,488                  0
Seth M. Skolnik                                                    84                  84                  0
SOFTBANK Ventures, Inc.                                        24,854              24,854                  0
Stanford University                                               362                 362                  0
Stu Berman                                                        120                 120                  0
Sutter Hill Ventures, a California Limited                     42,148              42,148                  0
 Partnership
Tak Woon Yan                                                      136                 136                  0
Tench Coxe (11)                                                 1,502               1,502                  0
The Hearst Corporation (12)                                    10,632              10,632                  0

                                                          NUMBER OF                             NUMBER OF
                                                           SHARES           NUMBER OF            SHARES
                                                        BENEFICIALLY      SHARES BEING        BENEFICIALLY
                                                        OWNED BEFORE   OFFERED UNDER THIS   OWNED AFTER THE
SELLING STOCKHOLDERS (1)                                THE OFFERING     PROSPECTUS (1)     OFFERING (2) (3)
------------------------------------------------------------------------------------------------------------
Timothy M. Haley and Ethna C. McGourty, Trustees of                90                  90                  0
 the Haley-McGourty Family Trust U/D/T dated
 September 27, 1996
Todd McIntyre                                                     120                 120                  0
Tow Partners, a California Limited Partnership                  1,804               1,804                  0
Trevor Blumenau                                                   306                 306                  0
Webster Augustine III                                             152                 152                  0
Wells Fargo, Trustee SHV M/P/T FBO Tench Coxe                   2,044               2,044                  0
Wells Fargo, Trustee SHV M/P/T FBO William H.                   1,148               1,148                  0
 Younger, Jr.
William H. Younger, Jr.                                           836                 836                  0
William H. Younger, Jr., Trustee, The Younger Living            3,090               3,090                  0
 Trust
William Matthews (7)                                              260                 260                  0
William Sahlman                                                    90                  90                  0
Zuleima Aguilar                                                    80                  80                  0

Totals                                                        367,928          360,462 (4)             7,466

_______________________
(1) This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.
(2) The numbers in these columns assume that the selling stockholders will sell all of the common stock offered for sale under this prospectus and will make no other purchases or sales of our common stock. There can be no assurance that the selling stockholders will sell all or any part of the shares offered under this prospectus.
(3) Each of the selling stockholders' percentage ownership of our common stock after the offering is less than 1%.
(4) Due to truncating fractional shares that the selling stockholders beneficially own and that are currently in escrow, 70 shares out of the 360,532 shares being registered in this Registration Statement are not reflected in the table.
(5) Ms. Owen served as Vice President of Finance of Internet Profiles Corporation from August 1997 to July 1999.
(6) Mr. Bode served as the Chief Financial Officer of Internet Profiles Corporation January 1996 to July 1997.
(7) Mr. Matthews is the current Executive Director of Sales of Internet Profiles Corporation.
(8) Mr. Poler was the founder of and Chairman of the Board of Directors of Internet Profiles Corporation and, from May 1996 to January 1998 he served as a member of the Board of Directors.
(9) Mr. Rode served as President and Chief Executive Officer of Internet Profiles Corporation from February 1997 to May 1999, and as an advisor to Engage Technologies, Inc. until June 1999.
(10) Mr. Ashida served as President and Chief Executive Officer of Internet Profiles Corporation from January 1996 to January 1997.
(11) Messrs. Coxe and Carlick served as members of the Board of Directors of Internet Profiles Corporation until April 1999.
(12) Each of (a) Foundation Capital L.P and Foundation Capital Entrepreneurs Fund, L.L.C., (b) Hearst Corporation, (c) Interpublic Group of Companies and (d) Information Associates, C.V. and Information Associates, L.P., had the right to elect one member to the Board of Directors of Internet Profiles Corporation. Such right to elect a director terminated upon consummation of the acquisition of Internet Profiles Corporation by us and Engage Technologies, Inc. and such directors are no longer members of the Board of Directors of Internet Profiles Corporation.

                              PLAN OF DISTRIBUTION

We issued 360,532 shares of our common stock to the selling stockholders in connection with our purchase of their stock in Internet Profiles Corporation. 84,810 of the shares are in escrow and cannot be sold by the selling stockholders pursuant to an Escrow Agreement among us, Engage Technologies, Inc., the selling stockholders, and the escrow agent in connection with our purchase of Internet Profiles Corporation common stock. Subject to claims made against the selling stockholders under the escrow agreement by us or Engage Technologies, Inc., up to 42,405 shares held in escrow may be released from escrow on April 7, 2000 and up to another 42,405 shares may be released on April 7, 2001. Of the shares that are not in escrow, 180,266 shares may be sold after October 4, 1999 and 95,456 shares may be sold after April 2, 2000 pursuant to an Investment Representation and Lockup Agreement between us and the selling stockholders in connection with our purchase of Internet Profiles Corporation common stock. This prospectus relates to the offer and sale of the shares of our common stock received by such selling stockholders. The shares of common stock offered hereby may be sold from time to time, subject to the lockup and escrow discussed above, by the selling stockholders, or by their pledgees, donees, distributees, transferees or other successors-in-interest.

The selling stockholders or their respective pledgees, donees, transferees, or other successors in interest may sell the shares offered hereby from time to time, subject to the lockup and escrow, in one or more transactions (which may involve block transactions) on the Nasdaq National Market or on any other market on which our common stock may from time to time be trading, in privately-negotiated transactions, through the writing of options on the shares, short sales or any combination thereof. The sale price to the public may be the market price for our common stock prevailing at the time of sale, a price related to such prevailing market price, at negotiated prices or such other price as the selling stockholders determine from time to time. The shares may also be sold pursuant to Rule 144 under the Securities Act. The selling stockholders shall have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their respective pledgees, donees, transferees, or other successors in interest, may also sell the shares, subject to the lockup and escrow, directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any part of the shares offered hereby will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers, or agents, upon effecting the sale of any of the shares offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

The selling stockholders, alternatively, may sell all or any part of the shares, subject to the lockup or escrow, offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into such an agreement or agreements, the relevant details will be set forth in a supplement or revision to this prospectus.

To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution.

To comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in its ability to engage in market activities with respect to such shares. The selling stockholders, for example, will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Regulation M, which provisions may restrict certain activities of the selling stockholders and limit the timing of purchases and sales of any shares of common stock by the selling stockholder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this prospectus.

We have agreed to pay certain expenses of the offering and issuance of the shares covered by this prospectus, including the printing, legal and accounting expenses we incur and the registration and filing fees imposed by the SEC or the Nasdaq National Market. We have also agreed to indemnify the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. We will not pay brokerage commissions or taxes associated with sales by the selling stockholders.

The selling stockholders have agreed to suspend sales upon notification that certain actions, such as amending or supplementing this prospectus, are required in order to comply with federal or state securities laws.

                                 LEGAL MATTERS

Palmer & Dodge LLP, Boston, Massachusetts, our counsel, is giving us an opinion on the validity of the shares of our common stock covered by this prospectus. William Williams II, our Vice President and General Counsel, is currently Of Counsel and was formerly a partner with Palmer & Dodge LLP. He owns 20,000 shares of our common stock and is the sole trustee of a trust for the benefit of Mr. Wetherell's children, which trust has a 10.54% non-voting membership interest in a limited liability company that holds 8,466,336 shares of our common stock.

                                    EXPERTS

The consolidated financial statements of CMGI, Inc. as of July 31, 1998 and 1997, and for each of the years in the three-year period ended July 31, 1998 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

The financial statements of AltaVista for each of the years in the three-year period ended December 31, 1998, the financial statements of Zip2 for each of the years in the three-year period ended December 31, 1998, and the financial statements of Shopping.com for each of the years in the two-year period ended January 31, 1999, have been incorporated by reference herein in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, given the authority of said firm as experts in auditing and accounting. The financial statements of Shopping.com as of the year ended January 31, 1997, have been incorporated by reference herein in reliance upon the report of Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and special reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's Website at "http://www.sec.gov."

The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

     . Annual Report on Form 10-K, as amended, for the year ended July 31, 1998;

     . Quarterly Reports on Form 10-Q, as amended, for the quarters ended October 31, 1998 and January 31, 1999, and quarterly report on Form 10-Q for the quarter ended April 30, 1999;

     . Current Reports on Form 8-K filed with the SEC on January 7, 1999, May 7, 1999, July 7, 1999, July 14, 1999 and August 12, 1999; and

     . The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on January 6, 1994.

You may request a copy of these filings, at no cost, by writing or telephoning us using the following contact information:

                               Catherine Taylor
                         Director, Investor Relations
                                  CMGI, Inc.
                             100 Brickstone Square
                                  First Floor
                               Andover, MA 01810
                                (978) 684-3600

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses in connection with the offering of the Shares will be borne by the registrant and are estimated as follows:

       SEC Registration Fee.................   $ 7,342.00 (1)
       Legal fees and expenses..............    20,000.00 (2)
       Accounting fees and expenses.........    10,000.00
                                               ----------

          Total.............................   $37,342.00

(1) Pursuant to Rule 457(c) promulgated by the Commission under the Securities Act, the registration fee was calculated based upon the average of the high and low price per share of the Company's common stock, as reported by the Nasdaq National Market, on August 9, 1999, and the conversion ratio in effect on that date.

(2) Excludes legal fees incurred in connection with the Stock Purchase of Internet Profiles Corporation.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law grants the Registrant the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of the Registrant where the person involved is adjudged to be liable to the Registrant except to the extent approved by a court. Article VII of the Registrant's Restated By-laws provides that the Registrant shall, to the fullest extent permitted by applicable law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving at the written request of the Registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, or other enterprise. The indemnification provided for in Article VII is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement, or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors, and administrators of such persons. Article VII also provides that the Registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Registrant, or is or was serving at the request of the Registrant, as a director, trustee, partner, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against and incurred by such person in any such capacity.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Laws, Article EIGHTH of the Registrant's Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Registrant and its stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to the Registrant or its stockholders, acts, or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing, or the unlawful payment of dividends or repurchase of stock.

The Registrant maintains an insurance policy on behalf of itself and its subsidiaries, and on behalf of the Directors and officers thereof, covering certain liabilities which may arise as a result of the actions of the Directors and officers.

The Registrant has entered into agreements with all of its Directors affirming the Registrant's obligation to indemnify them to the fullest extent permitted by law and providing various other protections.

ITEM 16.  EXHIBITS

See Exhibit Index immediately following the signature page hereof.

ITEM 17.  UNDERTAKINGS

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, the Commonwealth of Massachusetts, on August 12, 1999.

                                   CMGI, INC.

                                   By: /s/ Andrew J. Hajducky III
                                       --------------------------
                                       Andrew J. Hajducky III, CPA
                                       Chief Financial Officer and Treasurer

                               POWER OF ATTORNEY

We, the undersigned officers and directors of CMGI, Inc., hereby severally constitute and appoint David S. Wetherell and Andrew J. Hajducky III, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-3 (including any Pre- and Post-Effective Amendments), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of August 12, 1999.

SIGNATURE                                     TITLE
---------                                     -----
/s/ David S. Wetherell                        President, Chairman of the Board
--------------------------------              and Chief Executive Officer
David S. Wetherell                            (Principal Executive Officer)

/s/ Andrew J. Hajducky III                    Chief Financial Officer
--------------------------------              and Treasurer (Principal
Andrew J. Hajducky III, CPA                   Financial Officer and Principal
                                              Accounting Officer)


/s/ William H. Berkman                        Director
--------------------------------
William H. Berkman

/s/ Craig D. Goldman                          Director
--------------------------------
Craig D. Goldman

/s/ Avram Miller                              Director
--------------------------------
Avram Miller

/s/ Robert J. Ranalli                         Director
--------------------------------
Robert J. Ranalli

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT
NO.                                  DESCRIPTION
------------                         -----------
4.1           Restated Certificate of Incorporation of the Registrant.
              Filed herewith.

4.2           Restated By-Laws. Filed as Exhibit 3.2 to the Registrant's
              Registration Statement on Form S-1, filed on November 10, 1993
              (No. 33-71518), and incorporated herein by reference.

5.1           Opinion of Palmer & Dodge LLP.  Filed herewith.

23.1          Consent of KPMG LLP, independent accountants to the registrant.
              Filed herewith.

23.2          Consent of Palmer & Dodge LLP (contained in Exhibit 5.1).

23.3          Consent of PricewaterhouseCoopers LLP (AltaVista, Zip2 and
              Shopping.com) independent accountants, filed herewith.

23.4 Consent of Singer Lewak Greenbaum & Goldstein LLP (Shopping.com) independent auditors, filed herewith.

24.1 Power of Attorney (included on the signature page of this Registration Statement).
